

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2010

Mr. Andrew Zimmerman
 Chief Financial Officer
GALAXY GAMING, INC.
6980 O'Bannon Drive
Las Vegas, Nevada 89117

>   **Re: Galaxy Gaming, Inc.**
>   **Supplemental response letter dated August 12, 2010 regarding**
>   **the Form 10-K for fiscal year ended December 31, 2009**
>   **File No. 0-30653**

Dear Mr. Zimmerman:

We have reviewed your supplemental response letter to us filed on August 12, 2010 in response to our letter of comment dated July 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Andrew Zimmerman
Galaxy Gaming, Inc.
September 30, 2010
Page 2

Form 10-K (Fiscal Year Ended December 31, 2009)

Management's Discussion and Analysis, page 15

Results of Operations…the Years Ended December 31, 2009 and 2008

1.   We have reviewed your response to our prior comments 1, 4 through 7, and note your conclusion that you operate in the business of Proprietary Casino Games rather than two separate reportable business segments. From your response we note that for internal purposes, you track revenues by (1) each of your proprietary casino games and (2) the amount of sale/reimbursement of products, and that from a cost perspective you internally track the costs of ancillary products and the assembled components of the Bonus Jackpot System. We further note that you do not internally track the costs associated with the revenue of each of your proprietary casino games due to the overly burdensome nature and subjective allocation of doing so. We note you continue to disclose "gross profit" in your interim financial statements included in the June 30, 2010 Quarterly Report on Form 10-Q; however, it appears the presentation of this profitability measure is inappropriate. For example, your gross profit amount appears to be based on the costs of goods sold pertaining to the ancillary products you sell and the manufactured costs of the Bonus Jackpot System, whereas the majority your revenues are from recurring (royalty) license fees that do not have any associated allocated costs. Furthermore, as it appears that your vast amount of expenses classified as SG&A costs include some costs incurred (directly or indirectly) in generating your recurring license revenues that represent a substantive amount of total revenues, the presentation of a gross profit measure does not appear appropriate or meaningful.

2.   As such, beginning with the September 30, 2010 Quarterly Report on Form 10-Q (the "September 2010 Form 10-Q" to be filed), we believe the costs of goods sold related to your tangible products should be included as a separate line item within operating expenses appropriately labeled as "Costs of Ancillary Products & Assembled Components" and that the measure gross profit should be deleted from the financial statements.

3.   In addition, beginning with the September 2010 Form 10-Q, please expand your MD&A – "Company Overview and Plan of Operations" to also include the first and third paragraphs of your response to prior comment 1 relating to the function of the Bonus Jackpot System and how you track revenues and costs. We believe this disclosure will provide additional information to an investor as to how you gather financial data for external financial reporting.

Form 10-Q for the quarterly period ended June 30, 2010

Note 2. Significant Accounting Policies

Intangible Assets, page, F6

4. Please expand the last paragraph under this heading to disclose the amortizable life of the client installation base and intellectual property acquired in the T&P Gaming acquisition.

Revenue Recognition, page F-7

5. We have reviewed your expanded disclosures in response to our prior comment numbers 8 and 13. We believe further disclosure is necessary in this footnote, such as the entire paragraph under MD&A- Sources of Revenue on page 6. In addition please include disclosure as to whether or not your table game products contain software that may be sold separately, and thus separately valued and recognized, and also whether you offer post-contract customer support for your products. In this regard, we reiterate a portion of our prior comment 8 as follows: *"If your products include any software when leasing or selling or any of your revenue arrangements include multiple deliverables, your revenue recognition policy should also specifically address the accounting treatment for these elements. Please refer to the guidance in ASC Topic 605 on Revenue Recognition and advise and revise accordingly."* We believe the second paragraph of your response to our prior comment 13 may address this concern and thus should be disclosed in the September 30, 2010 Form 10-Q.

Note 15. Cash Flow Disclosures, page F-13

6. Reference is made to the April 1, 2010 sales transaction o f common stock and warrants. Disclose the fair value amount, if any, assigned to the warrants in this stock issuance transaction. Expand the disclosure in Note 18 to disclose the significant provisions of the certain obligations that will result in the issuance of the $90,000 of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant